January 20, 2006

Via U.S. Mail

John S. Fiore
President and Chief Executive Officer
Synergy Financial Group, Inc.
310 North Avenue East
P.O. Box 130
Cranford, NJ  07016-0130

      RE:	Synergy Financial Group, Inc.
Preliminary Proxy Statement
Filed January 13, 2006
      File No. 000-50467

Dear Mr. Fiore:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. Based upon the Schedule 13D/A filed on December 28, 2005, it would appear that PL Capital and its affiliates have informed you of their intention to nominate at least two directors at the upcoming annual meeting. Please tell us whether you have received timely notice of this or any other matter for consideration by shareholders under the company`s governing instruments or the applicable state law. Describe in detail any contacts or negotiations you are having or had with these shareholders.

Letter to Stockholders
2. You indicate that representatives of PL Capital Group "first sought an expansion of the Board by two, and appointment without prior stockholder approval, and later stated that they will attempt to oust two of our three directors who are up for reelection at this year`s Annual Meeting of Stockholders." Revise to clarify that the
"appointment without stockholder approval" is consistent with the provisions of your by-laws; otherwise readers are left with the impression that stockholder approval is required in those instances when it would appear that it is not. Also, your indication that the representatives of PF Capital Group will attempt to "oust" two of your three directors is unclear; please revise to state that they intend to solicit proxies for the election of their two nominees or clarify what you mean when you refer to "oust."
3. See the last paragraph of your letter where you indicate that admission to the meeting "will be on a first-come, first-served basis." Does this mean that stockholders could be precluded from attending your meeting in person? Please revise to clarify what you mean by this.

General, page 2

4. In the second paragraph and under "Other Matters," you refer to matters of which you are not now aware that may come before the meeting and state that you will use discretionary authority to vote upon such matters. Please note that you may not use discretionary authority conferred with these proxies to vote upon matters not known to you at the time of this solicitation but which come to your attention a reasonable time before the meeting. See Rule 14a-4(c).
Please confirm your understanding.

Voting Securities and Principal Holders Thereof, page 2
5. On page 3, you indicate that, in the event "there are not sufficient votes for a quorum or to ratify any proposals at the time of the Meeting, the Meeting may be adjourned in order to permit the further solicitation of proxies." Please revise to clarify whether or not your by-laws or Certificate of Incorporation limit the Board`s ability to adjourn, postpone, continue or reschedule the meeting. In this regard, please also clarify that the Board will properly exercise discretionary authority and will not, for example, postpone the meeting to solicit additional votes without separately soliciting a proxy from shareholders for their ability to do so. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.
	Security Ownership of Certain Beneficial Owners, page 3

6. Please include the total number of shares outstanding as of the most recent practicable date so that it is clear how you arrived at the percentages reflected in the table.
7. We note your inclusion of the shares held by the ESOP and your indication that "[s]hares which have not yet been allocated, and allocated shares for which no voting direction has been received from
ESOP participants in a timely manner, are voted by the ESOP
Trustee
Committee as directed by the ESOP Plan Committee." In an appropriate place in this proxy statement, please revise to indicate how the Trustee Committee will vote shares under the plan, whether allocated or not. For example, will ESOP participants be receiving a proxy card as part of this solicitation? If they do not provide you with voting directions, how will the Trustee Committee vote their shares?
How will the Trustee Committee vote unallocated shares?
8. Please note that the footnotes to the beneficial ownership table should identify the natural person who controls, i.e. voting or investment power, the stock owned by entities listed in the table, such as Financial Edge Fund, L.P. See Exchange Act Rule 13d-3. Please revise to disclose the natural person who controls the common stock owned by Financial Edge Fund, L.P.

Proposal I - Election of Directors, page 4
	Director Nomination Process, page 9
9. Notwithstanding your indication that the Board believes it is appropriate for stockholders interested in submitting names to the Committee for consideration to do so within the parameters of the charter, please revise to summarize these provisions. Specifically, please revise to describe the procedures to be followed by security holders in submitting its recommendations, pursuant to Item 7(d)(2)(ii)(G) of Schedule 14A and describe the governance and nominating committee`s process of identifying and evaluating nominees for director. See Item 7(d)(2)(ii)(I) of Schedule 14A.

Proposal II - Ratification of Appointment of Auditors, page 15
10. We note that you have not indicated whom the Company has appointed as the Company`s independent auditor for the present fiscal year. Please ensure that you provide information regarding the principal accountant for the fiscal year most recently completed, if different from the accountant for the present fiscal year. See Item
9(b) of Schedule 14A.

Miscellaneous, page 16
11. We note that proxies may be solicited "personally or by
telephone."   Please be advised that all written soliciting
materials, including any scripts to be used in soliciting proxies by personal interview or telephone must be filed under the cover of
Schedule 14A.  Please confirm your understanding in this regard.
12. Please also ensure that you have provided all of the information required pursuant to Item 4(b) of Schedule 14A. Specifically, please describe the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders, pursuant to Item 4(b)(4) of
Schedule 14A.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3264. You may also reach me via facsimile at (202) 772-9203.

							Sincerely,


Mara L. Ransom
      Special Counsel
      Office of Mergers and Acquisitions

cc via facsimile at (202) 434-4661:

Tiffany A. Hasselman, Esq.
Malizia Spidi & Fisch, PC
1100 New York Avenue NW
Suite 340 West
Washington D.C. 20005

Synergy Financial Group, Inc.
January 20, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE